Item 77E - Deutsche Investment Trust (formerly
DWS Investment Trust)
On December 7, 2010, Deutsche Investment Trust
(formerly DWS Investment Trust) (the "Trust") was named as a defendant in the First Amended
Complaint filed by the Official Committee of Unsecured Creditors in the U.S. Bankruptcy Court for the District of Delaware in the lawsuit styled
Official Committee of Unsecured Creditors of
Tribune Company, et al., v. Fitzsimons et al. (the
"Lawsuit"). The Lawsuit arises out of a leveraged buyout transaction ("LBO") in 2007 by which loans were made to the Tribune Company to fund the LBO and shares of the Tribune Company held by shareholders were tendered for or were converted to a right to receive cash. Following the completion of the LBO in 2007, the Tribune Company filed for bankruptcy. The Lawsuit seeks to recover all payments made to the shareholders in the LBO.
The Lawsuit has been consolidated in a multi-district litigation in the United States District Court for the Southern District of New York, case no. 12-
MC-2296. At the outset of the Lawsuit, the Court issued a scheduling order which stayed all substantive proceedings in the Lawsuit until after the decision on motions to dismiss based on certain defenses common to the defendants filed in related cases. On September 23, 2013, the District Court entered an order granting the defendants' motion to dismiss in those related cases due to the pendency of the Lawsuit seeking recoveries on similar grounds, and the plaintiffs in the related cases have appealed that order to the United States Court of Appeals for the Second Circuit. That appeal has been fully briefed and oral arguments were held in November 2014, but a decision remains pending.
Accordingly, the Lawsuit will continue to seek recovery of all amounts that the Trust received on a theory of intentional fraudulent conveyance. On
November 21, 2013, the District Court entered
Master Case Order No. 4 ("MCO 4") setting forth the procedures to govern the Lawsuit and effectively lifting the above-referenced stay. Among other things, MCO 4 requires the parties to present proposals for a structure to govern the upcoming pre-answer motions to dismiss stage of the Lawsuit. On April 25, 2014, the District Court entered an order governing the upcoming stage of the Lawsuit, which directed Ropes & Gray, as Liaison Counsel to the Shareholder Defendants, to file a global motion to dismiss (the "Global Motion to Dismiss") the Lawsuit on behalf of all shareholder defendants named in Exhibit A to the current Fifth Amended Complaint (including the
Trust). Briefing of the Global Motion to Dismiss has concluded, and the District Court has not yet scheduled a date for oral argument. The District
Court has also deferred all other proposed motions to dismiss the Lawsuit, if necessary, until a later date to be determined. Management is currently assessing the Lawsuit and has not yet determined the effect, if any, on any series of the Trust.
Deutsche S&P 500 Index Fund, the only fund in the Trust that was the beneficial holder of shares of the Tribune Company, has been reorganized into Deutsche Institutional Funds and none of the Trust's current funds have exposure in the litigation.




E:\Electronic Working Files\03 - NSAR\2016\1-31-
2016\Deutsche Investment Trust\03-Exhibits\Item 77E For
Deutsche Investment Trust 1_31_16.Docx



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